

Mail Stop 3561

October 30, 2009

Indra Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

> **Re: PepsiCo, Inc.**
> **Schedule 13E-3 relating to The Pepsi Bottling Group, Inc.**
> **Filed October 1, 2009**
> **File No. 005-56089**
>
> **Form S-4**
> **Filed October 1, 2009**
> **File No. 333-162261**

Dear Ms. Nooyi:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 Filed October 1, 2009

General

1.   We note you state that 50% of the aggregate consideration to be paid for the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be in shares of PepsiCo common stock and the other 50% will be

paid in cash. We further note that holders will have the right to receive either 0.6432 shares of PepsiCo common stock or $36.50 in cash, subject to proration provisions. Please provide us with your analysis as to how you are complying with the disclosure requirements in Item 1004(a)(1)(ii) of Regulation M-A, given that a security holder will not know the exact number of shares and/or amount of cash that the security holder will receive in the merger until after the vote has taken place, until you know the number of shares with respect to which appraisal rights have been exercised, after all election forms have been received, and after the proration factor has been determined. Please also disclose in your document an estimate of the aggregate number of shares and total cash that will be paid in the merger for the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries.

Questions and Answers About the Merger, page 1

How do I elect cash as the form of consideration…, page 1

2.   Please revise to clarify whether the timeframe you describe for elections to be received applies to both record holders and those who hold in street name. If applicable, describe the timeframe for each type of holder.

3.   Please revise to include examples to illustrate the amount of cash and the number of shares that a security holders would receive under proration, as disclosed on pages 114-115. Please revise to also disclose the consideration in the event that all eligible holders elect cash and in the event that no eligible holders elect cash.

Summary Term Sheet, page 6

4.   The summary term sheet must begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

5.   Your summary term sheet is twenty-two pages long and, for example, contains a two page list of positive substantive and procedural factors. The summary term sheet is intended to briefly describe the most material terms of the proposed transaction and should not recite all information contained in the disclosure document. Please revise.

6.   If you determine to retain certain portions of the list setting forth the positive factors, balance this with an equal presentation of the negative factors.

The PBG Board Recommends Stockholder Approval of the Merger, page 9

7.   We note that the PBG board has determined that the going private transaction is fair to PBG and its stockholders (other than PepsiCo, Metro and other affiliates of PepsiCo). Please revise, here, in the letter to stockholders and in the body of your

document, to state whether each filing person has determined that the Rule 13e-3 transaction is fair to the unaffiliated security holders of PBG.

Opinions of PBG's Financial Advisors, page 12

8.   We note on page 12 that a significant portion of the transaction fees payable to Centerview Partners and BofA Merrill Lynch are payable upon consummation of this merger and the PAS merger. Please clarify the specific portion of each transaction fee that is payable upon consummation of this merger and the PBG merger. In addition, revise any references to consultation with your financial advisors to address these contingent payments.

Financing, page 18

9.   Please file the commitment letters for financing the mergers, as referenced on page 18, as exhibits to your next amendment. We note that you have filed Exhibit 99.2 to Form 8-K filed on August 4, 2009.

Forward-Looking Statements, page 33

10.   Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please remove the references to the Private Securities Litigation Reform Act.

Shares Held by PBG's Directors and Executive Officers, page 36

11.   Please make the statements required by Item 1012(d) and (e) of Regulation M-A regarding the reasons for the intended action and recommendations made.

Special Factors, page 41

12.   Please move the Special Factors section so that it appears in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

Background of the Merger, page 41

13.   Please revise to expand the "Background of the Merger" section found on page 41. See Item 6 of Form S-4 and Item 1005(c) of Regulation M-A. For example please disclose the following:

- Disclose the specific date when "PepsiCo began to consider various strategic options and transactions, including, among other things, possible business combinations, resetting the terms and conditions of PepsiCo's relationship with either or both of PBG and PAS…" as disclosed on page 42. Please also discuss the initial reasons for "considering various strategic options."

- Briefly discuss the meetings and conversations that occurred between November 2008 and April 2009, as disclosed on page 42. In doing so, please discuss in more detail the reasons for various strategies considered.

- Disclose what is meant by "[o]n or around March 18, 2009, PepsiCo determined to reconsider the potential acquisitions."

14.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. For example and without limitation, it appears that representatives of Centerview Parters and BofA Merrill Lynch gave presentations on January 4, 2009 and April 19, 2009, yet there is no summary of this presentation.

15.   In addition, to the extent these presentations, discussions or reports discussed any specific terms or valuations, please disclose.

16.   Please disclose why the transaction was structured so that consideration would consist of half cash and half PepsiCo common stock, or direct us to where the disclosure exists in the document.

17.   We note that you disclose the purpose of the PBG special committee on page 47. Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

18.   Please disclose the "certain strategic alternatives available to PBG" referenced on page 47.

19.   Please briefly discuss the stockholder rights plan, the additional advance notice and informational requirements for stockholder actions, and the definitive retention agreements discussed on page 48.

20.   Please explain the reference in PBG's May 4, 2009 letter to "the $200 million you referenced."

Indra Nooyi
PepsiCo, Inc.
October 30, 2009
Page 5

21.   Please explain the "potential scenarios relating to PepsiCo's proposal" discussed
        with PBG's special committee on May 18, 2009, May 26, 2009, and June 1, 2009,
        as disclosed on page 50.

Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the
Merger, page 58
The PBG Special Committee, page 58

22.   Please ensure that you have provided a reasonably detailed discussion of each
        material factor forming the basis for each party's fairness determination. A listing
        of the factors considered by the filing person, without a discussion of how that
        factor relates to the determination that the transaction is fair to the unaffiliated
        stockholders is inadequate. For example, on page 58, you indicate that the special
        committee considered its understanding of "PBG and its business as well as its
        financial performance, results of operations and future prospects." You do not,
        however, explain how this factor contributed to the special committee or the
        board's determination that the transaction is fair.

23.   You disclose that the PBG Board has determined that the transaction is fair to
        unaffiliated security holders. Please disclose whether the board has determined
        that the transaction is substantively and procedurally fair.

24.   Please explain why the PBG Special Committee considered as an element of
        fairness the fact that the merger agreement included provisions allowing the PBG
        Board to consider unsolicited acquisition proposals, in light of the fact that
        PepsiCo had publicly announced that it would not dispose of its PBG shares in, or
        vote its PBG shares in favor of, another transaction.

25.   Please explain why the likelihood that the merger would be completed is an
        element of fairness to unaffiliated security holders.

26.   Please disclose whether or not the PBG Special Committee and the PBG Board
        considered the long-term value of PBG common stock as an element of fairness.
        If not, please disclose why.

27.   Please disclose why the PBG Special Committee considered as an element of
        fairness the fact that the merger agreement required approval by a majority of
        security holders, given that PepsiCo owns approximately 40% of those shares.

28.   Please explain why the PBG Special Committee considered the existence of
        appraisal rights to be indicative of fairness. The ability of an aggrieved security
        holder to follow an appraisal procedure under state law would not seem to render
        the transaction fair.

The PBG Board, page 60

29.   On page 60 and elsewhere in the prospectus, please delete the discussion
        concerning "arms-length negotiations." References to arms-length negotiations
        are inappropriate in a going private transaction.

30.   We note your statement on page 60 that "In determining the reasonableness of the
        PBG Special Committee's analysis, the PBG Board considered and relied
        upon…" Item 1014(b) of Regulation M-A requires that the filing person list the
        factors considered in determining the fairness of the transaction. Please revise to
        state the factors that the PBG Board considered in determining fairness, rather
        than reasonableness.

31.   In this regard, if one filing person relied upon the analyses of another with respect
        to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A,
        such as the financial advisor or the special committee, that party must expressly
        adopt the conclusion and analyses of the other. Refer to Q&A No. 20 in
        Exchange Act Release No. 17719 (April 13, 1981).

32.   Please disclose whether the PBG Board and/or the PBG Special Committee
        considered the prices paid in previous purchases, as disclosed on page 183. See
        Instruction 2(vi) to Item 1014 of Regulation M-A.

33.   Please clarify your disclosure as to why the PBG Special Committee, the PBG
        Board, PepsiCo and Metro did not consider net book value to be a useful indicator
        of PBG's value. The mere fact that NBV is "an accounting concept" or
        "indicative of historical costs" does not seem to preclude an analysis. In addition,
        please quantify the going concern value.

Position of PepsiCo and Metro Regarding Fairness of the Merger, page 63

34.   We refer you to the factors that PepsiCo and Metro considered in determining the
        fairness of this transaction. Revise to provide a materially complete discussion of
        the basis for the filing persons' belief that the factor supports the fairness
        determination. For example, how do the premiums listed on page 63 support their
        fairness determinations?

35.   Please explain why it is an element of fairness that security holders will receive
        all or part of the merger consideration in the form of shares of PepsiCo common
        stock, given that these shares are publicly traded.

Plans for PBG, page 66

36.   Please revise to describe any changes to management or if the same officers and
        directors will continue with the surviving corporation.

Opinion of PBG's Financial Advisors, page 68
Opinion of Morgan Stanley

37.   Please address here and throughout the proxy statement as necessary, how any
       filing person relying on the financial advisor's opinion was able to reach the
       fairness determination as to the unaffiliated security holders given that the
       financial advisor's fairness opinion addressed fairness with respect to security
       holders other than PepsiCo and its affiliates, rather than all security holders
       unaffiliated with PBG. This comment applies similarly to the opinion of Perella
       Weinberg.

38.   Please ensure that each report describes the purpose of each analysis and why
       particular measures, multiples and ratios were chosen for analysis. If applicable,
       please include the underlying data, including any mean, average, high and low
       values and any comparable values for PBG that were considered. In addition, for
       each report, please identify the companies and transactions that met your selection
       criteria and disclose any companies or transactions that were excluded and the
       reasons for their exclusion. Please revise to describe how the results of each
       analysis support the fairness conclusion. We note that you have included some of
       this information for some of the methods of analysis.

39.   We note your statement on page 69 that Morgan Stanley "relied upon without
       independent verification, the accuracy and completeness of the information that
       was publicly available or supplied or otherwise made available to Morgan Stanley
       by PBG and PepsiCo." Please note that any non-public information used by
       Morgan Stanley in formulating its data should be summarized in the filing. If
       such information was used, please indicate whether the board reviewed, for
       accuracy and completeness, this financial information and whether and how the
       board determined that the financial advisor's reliance upon those materials was
       reasonable. Please also confirm that you have disclosed all projections and
       underlying assumptions of the company that were supplied to Morgan Stanley
       that it used to formulate its opinion, including the specific assumptions outlined in
       Morgan Stanley's fairness opinion and report. This comment applies similarly to
       the analyses of Perella Weinberg and Centerview Partners and BofA Merrill
       Lynch.

40.   We note your statement on page 70 that each of the Morgan Stanley analyses
       "excludes any synergies that might result from the merger." Given the
       importance placed on synergies in the background discussion, please explain how
       Morgan Stanley's analysis provides an accurate basis for the fairness of the
       transactions.

41.   Briefly describe any limitations PBG and/or the special committee placed on the scope of Morgan Stanley's opinion. This comment applies similarly to the analyses of Perella Weinberg.

42.   Please disclose and discuss the undisclosed assumptions underlying many of the analyses found in the proxy statement. For example:

*   In the PBG discounted future equity value analysis please disclose the basis for the assumptions used in the discounted future equity value analysis. In particular, we note the twelve-month price-to-multiple earnings range was "based on historical next twelve-month P/E multiples of PBG and other comparable companies that Morgan Stanley viewed as sharing similar characteristics with PBG." Additionally explain how Morgan Stanley arrived at the discount rate of 10.0%. Provide similar disclosure for the PepsiCo discounted future equity value analysis.

*   Please disclose the basis for the assumptions used in the PBG discounted cash flow analysis. In particular, we note the discount rates between 7% and 8% and the assumed perpetual growth rate after 2013 of 1.5%. Provide similar disclosure for the PepsiCo discounted cash flow analysis, the Perella Weinberg cash flow analysis, and the Centerview Partners and BofA Merrill Lynch discounted cash flow analysis.

*   Please disclose how Morgan Stanley selected the discount rate of 7.0% in the PepsiCo equity research price target analysis.

*   Please explain how Morgan Stanley extrapolated the projections for fiscal years 2012 and 2013 in the PepsiCo discounted cash flow analysis.

*   Explain how Perella Weinberg arrived at the 7.0% discount rate in the present value of future share price analysis.

PBG Unaffected Trading Range, page 70

43.   Explain the significance of the findings from the unaffected trading range analysis and how the results support the final determination of the fairness of the merger consideration. Disclose the meaning and significance of the analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. This comment also applies to the PepsiCo unaffected trading range analysis and to Perella Weinberg's historical stock trading and transaction premium analysis.

PBG Comparable PBG Trading Analysis, page 70

44.   Please explain why, in Morgan Stanley's judgment, only CCE was "sufficiently comparable for purposes of this analysis." Please quantify the specific criteria used in the selection of CCE. In addition, please revise to disclose the data underlying the results described in this section. For example, disclose aggregate value, estimated EBITDA for 2009 and 2010 and EPS, and the data from each transaction that resulted in the multiple range disclosed on page 72 with respect to the Precedent Transaction Analysis, and the PBG data to which the multiple was applied to arrive at the implied value per share. This comment also applies generally to the companies and criteria used in the "PepsiCo comparable PBG trading analysis" and to the companies and criteria in Perella Weinberg's selected companies analysis.

PBG Discounted Future Equity Value Analysis, page 71

45.   Please list the "other comparable companies that Morgan Stanley viewed as sharing similar characteristics with PBG" and disclose the criteria used in their selection. Disclose the data underlying the results. This comment applies similarly to the PepsiCo discounted future equity value analysis.

PBG Precedent Transaction Analysis, page 71

46.   Disclose the methodology and criteria used to determine the transactions selected for comparison and identify the date of each transaction. Please indicate whether the criteria were consistently applied and indicate whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not. This comment applies similarly to the Perella Weinberg precedent transactions analysis and Centerview Partners and BofA Merrill Lynch .

PBG Premiums Paid Analysis, page 72

47.   Please list the acquisitions reviewed in the premiums paid analysis and clarify how you determined these were comparable acquisitions. In particular we note the criteria that the value of the transactions was as low as $1.0 billion. The fee table indicates that the equity value of the shares to be received from PBG in this transaction is approximately $3.6 billion. This comment applies similarly to the Perella Weinberg premia paid statistics.

PepsiCo Equity Research Price Target Analysis, page 74

48.   Please explain why July 22, 2009 was selected as a publication cutoff date.

PepsiCo Discounted Cash Flow Analysis, page 75

49.   Please disclose the "equity research estimates for fiscal years 2009 to 2011."

Pro Forma Analysis, page 76

50.   Please further explain the significance of the pro forma analysis, and how the results support the final determination of the fairness of the merger consideration.

Miscellaneous, page 76

51.   You make reference on pages 77 to Morgan Stanley's past relationships with PBG and PepsiCo. Please describe, with more specificity, PepsiCo and PBG's relationship with Morgan Stanley during the past two years. Include within your discussion the amount of compensation paid during that time. See Item 1015(b)(4) of Regulation M-A.

52.   We note on page 77 that "PBG has agreed to pay Morgan Stanley a fee of $43 million, a significant portion of which is payable upon the closing of the merger or PBG remaining independent." Please clarify the specific portion of the fees that are payable upon consummation of the PBG merger. In addition, revise any references to consultation with your financial advisors to address these contingent payments.

Perella Weinberg, page 77

53.   Please further disclose the "complex considerations and judgments concerning differences in financial and operating characteristics and other factors" referred to throughout this section.

Implied Transaction Multiples, page 80

54.   Please disclose the conclusions regarding fairness that Perella Weinberg was able to draw as a result of this analysis.

Equity Research Analyst Price Targets Statistics, page 81

55.   Please disclose the specific price targets used, including the sources and any known underlying assumptions. Explain why the specific period from February 11, 2009 through July 29, 2009 was chosen.

Indra Nooyi
PepsiCo, Inc.
October 30, 2009
Page 11

Premia Paid Statistics, page 82

56.   Explain what is meant that "Perella Weinberg selected a representative range of
        implied premia of 20-40%." Explain the basis upon which a representative
        selection was made, and why any exclusions were made.

Precedent Transactions Analysis, page 82

57.   Please further explain how the multiples for the selected transactions were "based
        on publicly available information at the time of the relevant transaction and third
        party research analyst estimates," disclosing sources and any assumptions.
        Disclose the multiples for the composite of private bottling acquisitions as
        provided by management of PBG, disclosing the methodology of their
        preparation.

58.   Explain what is meant that "Perella Weinberg selected a representative range of
        multiples of the transactions." Explain the basis upon which a representative
        selection was made, and why any exclusions were made.

Selected Companies Analysis, page 83

59.   Disclose each estimate, source, and any known underlying assumptions for the
        "third party research analyst estimates for forecasted information."

60.   Explain what is meant that "Perella Weinberg selected a representative range of
        financial multiples of the selected companies" and that "Perella Weinberg
        selected representative range of price per share as a multiple of estimated EPS."
        Explain the bases upon which representative selections were made, and why any
        exclusions were made.

Present Value of Future Share Price, page 85

61.   Please clarify the source and specific values of the "estimated EPS multiples of
        14.0x to 17.0x " and the "estimated EPS for PepsiCo following the merger for
        calendar year 2011."

Synergies Analysis, page 85

62.   Disclose the methodology in both the "discounted cash flow and price to EPS
        multiple synergies valuation."

Financial Analyses, page 91
Historical Stock Trading and Equity Analyst Price Target Analyses, page 91

63.   You state that "the historical stock trading and equity analyst price target analyses
        are not valuation methodologies, but are presented merely for informational
        purposes." Please clarify to what extent this analysis was used in determining the
        fairness of the transaction.

Selected Publicly Traded Companies Analysis, page 92

64.   Please disclose the criteria Centerview Partners and BofA Merrill Lynch used to
        select Coca-Cola Enterprises Inc. and Dr Pepper Snapple Group, Inc. Please
        quantify the specific criteria used to select these companies. In addition, please
        revise to disclose the data underlying the results described in this section. For
        example, disclose the enterprise value and estimated EBITDA, and the data from
        each transaction that resulted in the multiple range disclosed on page 93 with
        respect to the Precedent Transactions Analysis, and the PBG data to which the
        multiple was applied to arrive at the implied per share equity value range on page
        94.

Selected Precedent Transactions Analysis, page 93

65.   Please explain how the reference range of 8.0x-10.0x of selected multiples of
        enterprise value to LTM EBITDA was chosen.

Precedent Squeezeout Premiums Analysis, page 94

66.   Please further explain the specific criteria used to choose the "selected
        transactions" between January 1, 2004 and the date of the opinions. In particular
        we note the criteria that the value of the transactions was as low as $250 million.
        The fee table indicates the equity value of the shares to be received from PBG in
        this transaction is approximately $3.6 billion.

67.   Please disclose the final offer premium prior to announcement for each selected
        transaction.

Pro Forma Accretion/Dilution Analysis, page 95

68.   Disclose how the pro forma accretion/dilution analysis was used to evaluate the
        fairness of the transaction.

Miscellaneous, page 96

69.   You refer to Centerview Partners' and BofA Merrill Lynch's familiarity with
        PepsiCo and its business on page 86 and 97. Please describe, with more

specificity, PepsiCo and PBG's relationships with Centerview Partners and BofA
Merrill Lynch during the past two years. Include within your discussion the
amount of compensation received or to be received. See Item 1015(b)(4) of
Regulation M-A. In particular, please disclose the amount of compensation
payable to BofA Merrill Lynch in connection with the financing of the merger.

70.   If you are not disseminating all fairness opinions to security holders, please
include the statement required by Item 1015(c) of Regulation M-A.

The Merger Agreement, page 110

71.   We note your statement that terms and information in the merger agreement
should not be relied upon as disclosures about PepsiCo or PBG, and that the
merger agreement is not intended to change or supplement the disclosures in your
public reports. The merger agreement was filed as an exhibit to a publicly filed
document. Please revise to remove the implication that the merger agreement and
summary do not constitute public disclosure. We would not object if you revised
this language to state that the merger agreement is not intended to change or
supplement the disclosures in your public reports filed with the SEC, but rather is
intended to govern the contractual rights and relationships, and to allocate risks,
between the parties to the agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 118
General

72.   Please provide updated pro forma financial statements as of the most recent date
for which you have filed a consolidated balance sheet (i.e. September 5, 2009).
Refer to Article 11-02 of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 4 – Estimated Purchase Price and Resulting Adjustment to Goodwill, page 138

73.   We note that you have utilized your stock price as of June 13, 2009 in your
calculation of the estimated purchase price of Pepsi Bottling Group and
PepsiAmericas. However, it appears that you should have utilized the most recent
stock price at the time of filing to determine the value of the stock that will be
issued. Please revise.

74.   We note that you have presented a sensitivity analysis per page 139 assuming a
25% increase or decrease in your stock price. We also note that the Black-
Scholes model used to calculate the fair value of your stock-based compensation
awards assumed an expected volatility factor of 16% as of December 27, 2008
and 17% as of September 5, 2009. Please provide us with a bridge between the
volatility factor used in your recent Black-Scholes models and in this sensitivity
analysis as your disclosure states that a 25% change is deemed to be reasonable

based in part on the expected volatility used in your recent Black-Scholes calculations.

Note 9 – Pension and Post-Retirement Benefits, page 144

75.   In order to provide an investor with a clearer understanding of this adjustment, please expand your disclosure to clarify why you have presented adjustments eliminating the prior service cost and unamortized actuarial loss associated with Pepsi Bottling Group's and PepsiAmericas' respective pension and post-retirement benefit plans.

Note 10 – Income Taxes, page 144

76.   We note that you have estimated your deferred income tax liability related to the acquisition of Pepsi Bottling Group and PepsiAmericas by applying a 35% tax rate to the fair value adjustments made to assets acquired and liabilities assumed with the exception of goodwill. Please provide us with your calculation of this amount as it is not evident based on your disclosure.

Note 11 – Investments in Non-controlled Affiliates, page 144

77.   We note you estimate the recognition of a gain of $400-$900 million in connection with the acquisition of Pepsi Bottling Group and a gain of $300-$600 million in connection with the acquisition of PepsiAmericas. It also appears that you have recorded a pro forma adjustment to retained earnings equal to the median estimated gain associated with the acquisition of each of these entities. It does not appear that the amounts recorded for these pro forma adjustments meet the factually supportable criteria per Article 11-02 of Regulation S-X. Please revise or advise.

Exhibit 99.1 – Form of Proxy

78.   Please revise to indicate that the form of proxy card is a preliminary copy. Refer to Rule 14a-6(e)(1).

        As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, the company should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: George R. Bason, Jr.
        Fax: (212) 701-5340